CLAUDE RESOURCES INC.

Proxy

Solicited by Management for the

Annual and Special Meeting of Shareholders

to be held on May 9, 2013

The undersigned shareholder of Claude Resources Inc. (the "Corporation") hereby appoints Ted J. Nieman, Q.C., a Director and the Chairman of the Corporation, or failing him, Ronald J. Hicks, C.A., a Director of the Corporation, or instead of either of the foregoing, __________________________________, as proxy, with power of substitution, to attend, act and vote all shares in the capital of the Corporation registered in the name of the undersigned for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") to be held on May 9, 2013 at 10:00 a.m. (Saskatoon time) at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, and at any adjournment or adjournments thereof, and the undersigned hereby revokes any prior proxy made by the undersigned for the said Meeting or adjournment or adjournments thereof.

The said proxy is instructed to vote as specified below:

1.	Election of Directors

To elect as a director of the Corporation:

	Ted J. Nieman, Q.C.	[___] FOR	[___] WITHHOLD
	Ronald J. Hicks, C.A.	[___] FOR	[___] WITHHOLD
	J. Robert Kowalishin, P.Eng.	[___] FOR	[___] WITHHOLD
	Ray A. McKay	[___] FOR	[___] WITHHOLD
	Rita M. Mirwald, C.M.	[___] FOR	[___] WITHHOLD
	Mike Sylvestre, P.Eng.	[___] FOR	[___] WITHHOLD
	Brian R. Booth, P.Geo.	[___] FOR	[___] WITHHOLD
	Neil McMillan	[___] FOR	[___] WITHHOLD

2.	Appointment of Auditor	[___] FOR	[___] WITHHOLD

Appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3.	Stock Option Plan	[___] FOR	[___] AGAINST

Ratification and approval of the Corporation’s stock option plan, as set forth in the accompanying management information circular.

4.	Employee Share Purchase Plan	[___] FOR	[___] AGAINST

Ratification and approval of the Corporation’s employee share purchase plan, as set forth in the accompanying management information circular.

On any ballot that may be called for the shares represented by this proxy will be voted or withheld from voting in accordance with any instructions indicated above. UNLESS A CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED AT THE MEETING IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

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If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority on the person voting the proxy to vote on any such amendment or variation or such other matters according to the best judgement of the person voting the proxy. As of the date of the Notice of Meeting which accompanies this proxy, the persons named herein know of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting which accompanies this proxy.

DATED this ______ day of _______________________, 2013.

______________________________	______________________________
Address (Please Print)	Signature of Shareholder
______________________________	______________________________
Name (Please Print)
______________________________	______________________________
Number of Shares

NOTES:
1.	This proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, this proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. If the proxy is not dated it shall be deemed to bear the date on which it was mailed by the Corporation.

2.	A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, as his nominee to attend and act for him or on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose or complete another form of proxy.

3.	In order for this proxy to be effective, it must be received by the Corporation at Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, AB T2P 1T1 or at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

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